SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MURPHY CANYON ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

626642 102

(CUSIP Number)

Anthony Giraulo

Shaolin Capital Managment LLC

Chief Financial Officer

230 NW 24th Street Suite 603

Miami, FL 33133

Telephone: 212-433-4310

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 626642 102

1	Names of Reporting Person. Shaolin Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 609,750 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 609,750
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 609,750 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.73% (2)
14	Type of Reporting Person OO

(1)

The securities to which this filing relates are held directly by (i) Shaolin Capital Partners Master Fund, LTD, a Cayman Islands exempted company, to which Shaolin Capital Management LLC, a Delaware limited liability company, (the "Investment Manager") serves as the investment manager and (ii) an sub-accounts (the "Managed Accounts") to which the Investment Manager serves as sub-advisor. Sponsor, LLC, and the Issuer.

(2)	Based on 2,941,728 Class A Common Shares outstanding as of February 16, 2022.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Shaolin Capital Management, LLC, a Delaware limited liability company.

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Shares”)

Issuer:	Murphy Canyon Acquisition Corp. (the “Issuer”)
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Shaolin Capital Management, LLC which is the holder of record of approximately 20.73% of the issued and outstanding Class A common shares).

(ii)	The securities to which this filing relates are held directly by (i) Shaolin Capital Partners Master Fund, LTD, a Cayman Islands exempted company, to which Shaolin Capital Management LLC, a Delaware limited liability company, (the "Investment Manager") serves as the investment manager and (ii) an sub-accounts (the "Managed Accounts") to which the Investment Manager serves as sub-advisor. Sponsor, LLC, and the Issuer..

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office is 230 NW 24th Street Suite 603 Miami, FL 33133

(c) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e) Shaolin Capital Management is is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Common Shares currently beneficially owned by the Reporting Persons was $6,130,020. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

11,037,272 shares of common stock were tendered for redemption.As a result of the common stock tendered for redemption(11,037,272 shares of common stock were tendered for redemption) Shaolin Capital Management ownership percentage crossed 20% .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2023	Shaolin Capital Management, LLC

	By:	/s/ Anthony Giraulo
	Name:	Anthony Giraulo
	Title:	Chief Financial Officer

Date: February 16, 2023		/s/ Anthony Giraulo
Anthony Giraulo